BRASKEM S.A.
      National Registry of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70
                   Commercial Registry (NIRE) No. 29300006939
                                 Public Company

    MINUTES OF THE EXTRAORDINARY SHAREHOLDERS' MEETING HELD ON JUNE 15, 2004

1) DATE: June 15, 2004. 2) TIME: 02:00 p.m. 3) CONVOCATION: Notice of Convocation published pursuant to Article 124 of Law No. 6,404/76, in the Official Gazette of the State of Bahia on May 28, 29 and 30, and on June 1, 2004, in the newspaper "A Tarde" on the issues dated May 28, 29 and 31, 2004, and for purposes of a wider dissemination, also published in the newspaper "Gazeta Mercantil" on May 28, 29, 30 and 31, 2004 and on June 1, 2004, in accordance with Brazilian Securities Commission (CVM) Instruction No. 207/94. In order to comply with CVM Instruction No. 358/2002, the "Relevant Fact" was also published in the Official Gazette of the State of Bahia and in the newspapers "A Tarde" and "Gazeta Mercantil" on May 28, 2004. 4) ATTENDANCE: Shareholders representing more than eighty-five percent (85%) of Braskem's voting capital; Mr. Manoel Mota Fonseca, representing Braskem's Fiscal Council, which issued its favorable opinion regarding the approval of the subject matter for this Shareholders' Meeting, for purposes of complying with the provisions of Article 163 (III) and Article 164 of Law No. 6,404/76; and Mr. Pedro Teixeira and Mrs. Patricia Soares Nogueira, both representing Braskem's Board of Directors. 5)
PANEL: Presiding - Mrs. Anna Cecilia de Magalhaes Coutinho Dutra da Silva; Secretary - Mrs. Ana Patricia Soares Nogueira, both appointed in accordance with
Article 17 of Braskem's By-laws. 6) AGENDA: (I) to authorize the issue (the "Issue") of non-convertible and partially secured debentures (the "Debentures") by the Company, pursuant to Article 52 et. seq. of Law No. 6,404/76 and other applicable laws; (II) to grant Braskem's Board of Directors the powers to amend, if necessary, any matters referred to in the second section of the 1st paragraph of Article 59 of Law No. 6,404/76; (III) to authorize the increase of the Issue amount up to 20%, in accordance with the 2nd Paragraph of Article 14 of CVM Instruction No. 400/2003, and authorize Braskem's management to take any actions required for that purpose pursuant to the Issue documents; (IV) to authorize Braskem's Board of Executive Officers to take any actions required to register the Issue with the CVM and other applicable authorities, and to draft the Deed of Issuance for the Debentures, execute the Pledge Agreement, execute any and all documents in connection with the Issue, engage rating agencies, and financial institutions authorized to trade securities in the securities stock market to place the Debentures, and engage financial institutions to act as trustee, collateral agent, clearing and transfer agent and paying agent and stipulate their respective compensations; and (V) to confirm and ratify any and all actions performed by the Board of Executive Officers before the date hereof in connection with the Issue. 7) RESOLUTIONS: The shareholders authorized the drafting of these Minutes in


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summary form and their publication without the signatures of the attending shareholders, in accordance with Article 130 of Law No. 6,404/76. The subject set forth in the Meeting's Agenda was discussed and voted and the following RESOLUTIONS were adopted by a majority of the shareholders in attendance, except for the abstention of Fundacao Petrobras de Seguridade Social - PETROS: (I) To authorize the issue of the Debentures for public distribution, being it the 12th issue of debentures carried out by the Company, and unanimously approve the draft of the Deed of Issuance for the Debentures, which is hereby initialized by the members of the Panel and filed at Braskem's headquarters (the "Deed "), with the following terms and conditions: 1 - Total Issue Amount: The Total Issue Amount is three hundred million reais (R$300,000,000.00) on the Issue Date (as defined below), which amount may be increased at the Company's discretion and subject to the provisions set forth in item 3 below, up to three hundred and sixty million reais (R$360,000,000.00) on the Issue Date. 2- Par Value: The Debentures shall have a par value of one hundred thousand reais (R$100,000.00) on the Issue Date (the "Par Value"). 3- Amount: Three thousand (3,000) Debentures shall be issued. According to the 2nd Paragraph of Article 14 of CVM Instruction 400 of December 29, 2003, the amount of debentures to be issued may be increased, at the Company's discretion and without submitting a new application to CVM, up to six hundred (600) Debentures ("Additional Debentures"). 4- Series: This Issue shall be carried out in a single series. 5-
Type: The Debentures will be nominative, book-entry securitites, without any coupons or certificates. 6- Convertibility: The Debentures will not be convertible into shares. 7- Security: The Debentures are partially secured, in accordance with Article 58 of Law No. 6,404/76. 8- Issue Limit: The Issue will comply with the limit described in Article 60 of Law No. 6,404/76, in light of the fact that: (i) Braskem's share capital on the date hereof amounts to two billion, one hundred and ninety-two million, eighteen thousand, two hundred and ninety-three reais and eighty-four cents (R$2,192,018,293.84); and (ii) the sum of (a) the Debentures, plus (b) the outstanding debentures of Braskem's 10th issue of debentures in the amount of three hundred and one million, six hundred thousand reais (R$301,600,000.00), plus (c) the outstanding debentures of Braskem's 11th issue of debentures in the amount of one billion and two hundred million reais (R$1,200,000,000.00), equals the total aggregate amount of one billion, eight hundred and one million, six hundred thousand reais (R$1,801,600,000.00). 9- Security - Pledge of Receivables: In order to secure Braskem's obligations under the Deed and the Agreement for the Pledge of Receivables and Other Covenants (the "Pledge Agreement"), which, for all purposes, is made an integral part of the Deed, and the obligations to reimburse the Debenture holders and/or the trustee for all amounts disbursed in connection with the creation, maintenance and enforcement of the Pledge (as defined below), all such obligations herein jointly referred as the "Obligations", the Company will create, in accordance with the terms of the Pledge Agreement and applicable laws, on behalf of the Debenture holders, indivisibly and with the same level of preference, pursuant to Articles 1.451 et. seq. of the Brazilian Civil Code, a pledge (the "Pledge") on: (i) one hundred percent (100%) of the Long-Term Receivables (as


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defined below) described in Exhibit I to the Pledge Agreement (the "Pledged
Long-Term Receivables"), and (ii) all monies deposited at Braskem's bank account No. 33860-3 at Banco Itau S.A. (the "Collateral Agent ") Branch 2001 (the "Escrow Account"), regardless of the clearance stage of such monies (the "Pledged Bank Receivables"). Until the full payment of the Obligations, the amount of the Pledged Receivables (as defined below) must be at all times equivalent to at least fifty percent (50%) of the balance of the outstanding Debentures, or the sum of (a) the Par Value plus (b) the Consideration (as defined below) to be calculated pro rata temporis from the Issue Date (as defined below) or from the date on which the last payment of the Consideration was made to the date the Consideration is calculated, plus (c) the Default Charges (as defined below) to be calculated in accordance with the provisions of the Pledge Agreement (the "Minimum Limit"). Subject to the provisions of the Pledge Agreement as to the requirements to meet the Minimum Limit, the Company will create a Pledge on the following Credit Rights (as defined below) and Quotas (as defined in the Pledge Agreement), which, once pledged, shall be referred to, together with the Pledged Long-Term Receivables, for purposes of the Pledge Agreement, as "Pledged Receivables": (i) one hundred percent (100%) of the receivables that are pledged pursuant to the Pledge Agreement, held by the Company against Customers (as defined in the Pledge Agreement), as a result of the sale of petrochemicals, fuel and/or utilities manufactured and supplied in the regular course of Braskem's business (the "Products"), based on (a) Products supply agreements with terms no longer than one year, entered into between the Company and its Customers (the Supply Agreements"), including the respective Supply Agreements and other documents and titles representing such credits (the "Long-Term Receivables"), and/or (b) sales of Products delivered by the Company and accepted by the relevant Customers, including the respective documents and titles representing such credits (the "Short-Term Receivables" and, together with the Long Term Receivables, the "Receivables"); provided that any of the Receivables that are pledged by Braskem will also be considered Pledged Receivables; and (ii) the quotas of financial investment funds or of funds that invest in quotas of investment funds described in the Pledge Agreement. 10- Placement: The Debentures shall be the subject of a public distribution performed by financial institutions authorized to trade securities in the Brazilian securities distribution system, under a firm guarantee underwriting, and, in case of any Additional Debentures, on a best efforts basis. 11- Listing: The Issue shall be listed on the secondary market at BOVESPA FIX System and SND. 12- Issue Date: The issue date of the Debentures will be June 1, 2004 (the "Issue Date"). 13- Term and Maturity Date: The Debentures will have a sixty-month term as of the Issue Date, maturing on June 1, 2009 (the "Maturity Date"). 14- Subscription Term: Subject to the successful registration of the Issue with the CVM and the publication of the distribution commencement notice, the Debentures may be subscribed at any time for six (06) months from the date the Debenture distribution commencement notice is published. 15-Subscription Price: The Debentures will be subscribed for at the sum of the Par Value thereof plus the Consideration pro rata temporis calculated from the



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Issue Date to the Payment Date (the "Subscription Price"). 16- Subscription and
Payment Conditions: Subscription will be made in accordance with the procedures set forth by the Securities Custody and Settlement Center (Camara de Custodia e Liquidacao, or CETIP). The payment of the Subscription Price will be made on demand, on the date of the subscription (the "Payment Date"), in domestic currency. 17- Par Value Payment: The Par Value will be paid in a single installment on the Maturity Date. 18- Interest: The Par Value balance will accrue interest at a rate of one hundred and seventeen percent (117%) of the average daily rates of the DI - Interbank Deposits for one-day "over extra group", expressed as an annual percentage based on a year of two hundred and fifty-two (252) business days ("ID Rate"), calculated and disclosed daily by CETIP on its Internet website (http://www.cetip.com.br), calculated exponentially and cumulatively pro rata temporis for the number of business days elapsed, accruing on the Par Value as of the Issue Date or the final date of the last Capitalization Period (as defined in the Deed), as the case may be, up to and excluding the actual payment date (the "Interest"). 18.1- Interest Payment
Schedule: Interest shall be paid semiannually as of the Issue Date, the first payment being due on December 1, 2004 and the last payment due on the Maturity Date. The Debenture holders will be entitled to receive Interest by the end of the business day immediately preceding the payment date. 18.2- If, on the maturity date of any liabilities of the Company, no ID Rate is disclosed by CETIP, the most recent ID Rate officially disclosed will be applied, and no interest shall be owed by the Company to the Debenture holders when the ID Rate that would have been applicable is subsequently disclosed. If the ID Rate is not disclosed during (10) consecutive days, a new parameter for the payment of the Interest shall be defined in accordance with the provisions below. 18.3- If the ID Rate is not calculated or disclosed for more than ten (10) consecutive days, or the ID Rate is no longer in effect or its use and application for the calculation of the Interest becomes prohibited by law, the Trustee shall call, within fifteen (15) days of the date on which the ID Rate ceases to be calculated or disclosed, is no longer in effect or prohibited by law to use, a General Meeting of Debenture Holders to deliberate, together with the Company, on new parameters to define the Interest, in accordance with applicable regulations. Until such new parameters are established with the Company's consent in the aforementioned General Meeting of Debenture holders, the last officially disclosed ID Rate will be used to calculate the value of any obligations provided by the Deed, which shall accrue pro rata temporis up to the date of the definition of the new parameters by the General Meeting of Debenture Holders. If the Company and the Debenture holders representing at least 2/3 (two thirds) of the issued and outstanding Debentures fail to reach an agreement on the new parameter of the Interest (even if such failure arises from insufficient quorum to deliberate on the subject matter), the Company will redeem all the issued and outstanding Debentures within a maximum term of thirty (30) days from the date of the relevant General Meeting of the Debenture holders. The redemption of the issued and outstanding Debentures shall be made for the Par Value, which will accrue interest at the ID Rate, calculated pro rata temporis as of the Issue Date or from the date of the



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latest Interest payment to the actual payment date, the applying the latest ID
Rate officially disclosed. No premium will be paid in connection with the redemption described herein. 19- Restructuring: The Deed does not contemplate restructuring provisions. 20- Optional Accelerated Redemption: From June 1, 2007 and after, upon fifteen (15) days prior notice, the Company may redeem the issued and outstanding Debentures, upon payment, in accordance with the formula described in the Deed, of: (i) the Par Value plus Interest, calculated pro rata temporis as of the Issue Date, or the date of the latest payment of Interest, as the case may be, up to the actual payment date; plus (ii) capitalized interest accrued in connection with the period between the redemption date and the Maturity Date, at a rate of one hundred and seventeen percent (117%) of the rate set by the Futures & Commodities Exchange equivalent to the interest futures market expressed as one unit per business day, with a maturity date as close as possible to the Maturity Date (the "BM&F Rate"), less (iii) interest calculated at a rate of 100% of the BM&F Rate accrued on the business days between the redemption date and the Maturity Date. Partial redemption shall be made through a lottery conducted by the Trustee in accordance with Paragraph 1st of Article 55 of Law No. 6,404/76 and other applicable regulations. 21- Call Option: The Company may, at any time, purchase the issued and outstanding Debentures for a price not to exceed the Par Value plus the Interest, calculated pro rata temporis from the Issue Date, or from the date of the latest Interest payment, to the actual payment date, subject to the terms of Paragraph 2 of Article 55 of Law No. 6,404/76. The Debentures purchased by the Company may, at any time, and in the Company's discretion, be cancelled, be kept in treasury or be traded in the market again. If the Debentures that are purchased by the Company and kept in treasury are placed again in the market, such Debentures will be entitled the same Interest as the other issued and outstanding Debentures. 22- Default
Penalties: In case of late payment of any amount payable to the Debenture holders by virtue of the Deed, such overdue amounts shall be subject to interest of one percent (1%) per month, calculated from the default date to the actual payment date, plus a delay fine of two percent (2%) on the unpaid amount, irrespective of prior warning, notification, judicial summons or extrajudicial communication (the "Delay Charges"). 23- Accelerated Maturity Events: The Deed will contain accelerated maturity events regarding the Debentures as well as the procedures related to such events. 24- Additional Obligations of the Company:
The Company shall be committed to comply with those obligations typical to operations of this kind, as provided in the Deed; (II) to delegate to the Board of Directors powers (i) to resolve or amend, if necessary, any matters referred to under the second section of the 1st paragraph of Article 59 of Law no. 6,404/76, and (ii) to cancel those Debentures that are not placed or kept in treasury; (III) to authorize the Company's Management to exercise the option to increase the Issue value by up to twenty percent (20%) and to take all steps necessary to increase the issue value by up to 20%, pursuant to the 2nd Paragraph of Article 14 of the CVM Directive No. 400/2003 and pursuant to the Issue documents; (IV) to authorize the Board of Executive Officers to take any actions to register the Issue with the CVM and other proper authorities, as well as to perform any other acts necessary or



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convenient to the Issue herein approved, to the extent such acts are not within the competence of the Board of Directors or the Shareholders, such as (a) to negotiate the other terms and conditions of the Issue, (b) to draw up and execute the Deed, the Pledge Agreement and any other agreements or documents connected with the Issue, (c) to hire financial institutions authorized to operate in the stock market to place the Debentures, including to sign the Coordination Agreement, (d) to hire the rating agency Fitch as well as the trustee, the paying agent, the administrative agents for the Debentures and the placement agent, stipulating their respective compensations; finally, to execute the respective agreements, adhering to clauses, terms and conditions; and (V) to ratify any acts performed by the Board of Executive Officers regarding the preparatory procedures for the Issue and registration with the proper authorities. 8) CLOSING: With no other matters to discuss, the meeting was closed and these Minutes were drawn up, read, discussed, approved and signed by all present Shareholders, who made up the necessary quorum for the validity of the resolutions subject hereof. The Secretary of the Meeting was authorized by the Shareholders present to take the necessary certificates. Camacari/BA, June 15th, 2004. Signatures: PANEL: Anna Cecilia de Magalhaes Coutinho Dutra da Silva
- President; Ana Patricia Soares Nogueira - Secretary. SHAREHOLDERS: Nordeste Quimica S/A - NORQUISA (p/p Anna Cecilia de Magalhaes Coutinho Dutra da Silva); Odebrecht S.A. (p/p Anna Cecilia de Magalhaes Coutinho Dutra da Silva); ODBPAR Investimentos S.A. (p/p Anna Cecilia de Magalhaes Coutinho Dutra da Silva); Petrobras Quimica S.A. - PETROQUISA (p/p Roberto Mello); Caixa de Previdencia dos Funcionarios do Banco do Brasil - PREVI (p/p Rita Magaly Lima Hayne Bastos); FUNDACAO PETROBRAS DE SEGURIDADE SOCIAL - PETROS (p/p Renato de Mello Gomes dos Santos).

This is a true and accurate copy of its original drawn up in the proper book.

                          Ana Patricia Soares Nogueira
                                    Secretary